Janus Investment Fund

151 Detroit Street

Denver, Colorado 80206-4805

                                                         March 7, 2017

Asen Parachkevov

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Janus Investment Fund –
Registration Statement on Form N-14

Dear Mr. Parachkevov:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Janus Investment Fund (the “Trust”) hereby requests acceleration of the effective date of the Trust’s Registration Statement on Form N-14 (File No. 333-215395) relating to the reorganization of Henderson International Opportunities Fund, Henderson Global Equity Income Fund, Henderson European Focus Fund, Henderson Strategic Income Fund, Henderson All Asset Fund, Henderson International Long/Short Equity Fund, Henderson Dividend & Income Fund and Henderson U.S. Growth Opportunities Fund, each a series of Henderson Global Funds, with and into Janus Henderson International Opportunities Fund, Janus Henderson Global Equity Income Fund, Janus Henderson European Focus Fund, Janus Henderson Strategic Income Fund, Janus Henderson All Asset Fund, Janus Henderson International Long/Short Equity Fund, Janus Henderson Dividend & Income Fund and Janus Henderson U.S. Growth Opportunities Fund, respectively, each a newly created series of the Trust, so that each Registration Statement shall become effective at 2:00 p.m., Eastern time, on Thursday, March 8, 2017, or as soon as practical thereafter.

Sincerely,

JANUS INVESTMENT FUND

By:	/s/ Kathryn L. Santoro
Kathryn L. Santoro